                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X      Form 40-F
                               -----              -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes            No  X
                            -----         -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUMMARY OF 2004 1ST QUARTER BUSINESS REPORT

On May 14, 2004, Shinhan Financial Group("SFG") filed the 2004 1st quarter business report with the Financial Supervisory Commission of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea (the "Business Report"). This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.


TABLE OF CONTENTS

1. Introduction to the Group
2. Business
3. Independent Accountant
4. Performance of Affiliated Companies
5. Market Price Information of Our Equity Securities
6. Directors, Executive Officers and Employees

Exhibit 1. Independent Accountant's Review Report (Non Consolidated Financial
           Statements)

1. INTRODUCTION TO THE GROUP

COMPANY HISTORY

- May 2000        Establishment of the Shinhan Financial Group announced.
- Oct. 2000       Secretariat for the incorporation of SFG established
- Jun. 2001       BOD of Shinhan Bank, Shinhan Securities, Shinhan Capital and
                  Shinhan ITM approved a transition to the holding company
                  structure/Signed a strategic alliance MOU with BNP Paribas
- Jul. 2001       Preliminary license granted
- Aug. 2001       Shareholders' Meeting of Shinhan Bank, Shinhan Securities,
                  Shinhan Capital and Shinhan ITM approved stock transfer
- Aug. 2001       Official license granted
- Sep. 2001       Registered SFG incorporation (Capital stock: KRW 1.4617
                  trillion)/e-Shinhan and Shinhan Macquarie Financial Advisory
                  co. became subsidiaries of the SFG
- Dec. 2001       Signed the strategic alliance agreement with BNP Paribas
- Apr. 2002       Announced the acquisition of the Good Morning Securities/
                  Established an Integration Committee to coordinate the merger between Shinhan Securities and Good Morning Securities
- May 2002        Jeju Bank included as SFG subsidiary
- Jun. 2002       Credit card division of Shinhan Bank was spun off and
                  established as a wholly-owned subsidiary, Shinhan Card.
- Jul. 2002       Incorporated Shinhan Credit Information Co.,Ltd
- Aug. 2002       Good Morning-Shinhan Securities Launched and subsequently
                  included as SFG subsidiary
- Aug. 2002       Signed a strategic alliance agreement with BNP Paribas for investment trust business
- Aug. 2002       Shinhan Credit Information included as SFG subsidiary
- Sep. 2002       Sold 50%-1 shares of Shinhan ITMC to BNP Paribas Asset
                  Management Group/Shinhan-BNP Paribas ITMC launched
- Oct. 2002       SH&C Life Insurance, a bancassurance joint venture
                  incorporated and included as the Group subsidiary
- Jun. 2003       Sold 49% equity share of Shinhan Credit Information to Lone
                  Star Fund
- Aug. 2003       Acquired 80.04% equity ownership of Chohung Bank(CHB) from the
                  Korea Deposit Insurance Corporation

- Sep. 2003       SFG's inclusion of CHB as its subsidiary officially granted
- Sep. 2003       Registered with the U.S. Securities Exchange Commission and listed on the New York Stock Exchange
- Nov. 2003       Acquired a bank holding company license in the US market from the Federal Reserve Board
- Dec. 2003       Additional Capital injection into CHB (KRW 200 billion)
- Mar. 2004       Shinhan Bank sold out 29,873,359 common shares (Common Shares)
                  or 10.15% of Shinhan Financial Group through the block trading before market opens (The Common Shares used to be recognized as treasury shares in our consolidated financial statements)
- Apr. 2004       Decided to acquire the minority common shares (135,548,285 or
                  18.85% of total common shares) of CHB by the end of June 2004 through the small-scale share
                  * Exchange ratio: 1 SFG common share = 0.1354 CHB common share
- Apr. 2004       Provided a tender offer for the 20% or 27,109,657 shares of the Chohung minority shares before the share swap
                  * Tender offer price: KRW 3,500 per share
                  * Tender offer period: April 26, 2004 ~ May 17, 2004
- Apr. 2004       Decided to terminate the joint venture in the credit
                  information business and to buy back Lone Star's 49% ownership in Shinhan Credit Information.


PRINCIPAL SUBSIDIARIES UNDER KOREAN LAW AS OF MARCH 31, 2004

     DIRECT SUBSIDIARIES

-----------------------------------------   ---------------------------
         Subsidiaries                            Ownerships by SFG
-----------------------------------------   ---------------------------
Shinhan Bank                                           100.0%
Chohung Bank 1)                                         81.2%
Goodmorning Shinhan Securities 1)                      59.02% 2)
Shinhan Card                                           100.0%
Shinhan Capital                                        100.0%
Shinhan BNP Paribas ITMC                                50.0%
Jeju Bank 1)                                            62.4%
SH&C life Insurance                                     50.0%
e-Shinhan                                               73.7%
Shinhan Macquarie                                       51.0%
Shinhan Credit Information 3)                           51.0%
-----------------------------------------------------------------------

1. Chohung Bank, Goodmorning Shinhan Securities, and Jeju Bank are listed on the Korea Stock Exchange.

2. Represents our ownership percentage of voting equity securities of Goodmorning

     Shinhan Securities. Currently, both common and preferred stock of Goodmorning Shinhan Securities has voting rights. We own 60.5% of common stock of Goodmorning Shinhan Securities.

3. On April 29, 2004 we decided to buy back Lone Star's 49 % ownership in Shinhan Credit Information. With this transaction our equity ownership of Shinhan Credit Information will be increased to 100%.


INDIRECT SUBSIDIARIES HELD THROUGH DIRECT SUBSIDIARIES

--------------------------------------------------------------------------------------
                                                                         Ownerships by
Direct Subsidiaries               Indirect Subsidiaries                    the Parent
-------------------      -----------------------------------------       -------------
Shinhan Bank             Shinhan Data System 1)                              100.0%
                         Shinhan Finance                                     100.0%
Chohung Bank             Chohung ITM                                          79.8%
                         Chohung Finance                                     100.0%
                         CHB America Bank                                    100.0%
                         Chohung Bank GmbH                                   100.0%
                         Chohung Vina Bank                                    50.0%
                         CHB Valuemeet 2001 year 1st Securitization           50.0%
                         CHB Valuemeet 2001 year 2nd Securitization           50.0%
                         CHB Valuemeet 2002 year 1st Securitization           50.0%
Goodmorning              Goodmorning Shinhan Securities Europe               100.0%
Shinhan Securities       Goodmorning Shinhan Securities USA                  100.0%
--------------------------------------------------------------------------------------

1. Shinhan System changed its corporate name to Shinhan Data System on October 8, 2003.


CAPITALIZATION

     The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Subscription
                                                                        Number of     Par Value     price per     Total amount of
Date of issuance     Purpose of issuance         Types of shares      shares issued    (KRW)         share      capital stock (KRW)
------------------------------------------------------------------------------------------------------------------------------------
2001.Sept.01        Incorporation                Common Shares         292,344,192      5,000          11,761     1,461,720,960,000
2002.Jun.06         Share Exchange(1)            Common Shares              15,891      5,000               -     1,461,800,415,000
2002.Oct.01         Share Exchange(1)            Common Shares                 786      5,000               -     1,461,804,345,000
2002.Dec.31         Share Exchange(1)            Common Shares                 256      5,000               -     1,461,805,625,000
2003.Aug.19         Cash Subscription(2)         Preferred Shares        6,000,000      5,000         150,000     1,491,805,625,000
2003.Aug.19         Share Exchange(3)            Preferred Shares       46,583,961      5,000          18,086     1,724,725,430,000
2003.Aug.19         Share Exchange(4)            Preferred Shares       44,720,603      5,000          18,086     1,948,328,445,000
2003.Sept.26        Cash Subscription(5)         Common Shares           1,864,065      5,000          14,832     1,957,648,770,000
2003.Oct.01         Share Exchange(1)            Common Shares              11,626      5,000               -     1,957,706,900,000
2003.Dec.31         Share Exchange(1)            Common Shares             164,484      5,000               -     1,958,529,320,000
------------------------------------------------------------------------------------------------------------------------------------

     1. Issued in exchange for Shinhan Bank's common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

     2. Redeemable preferred shares issued to a third party to raise cash for the Group's purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

     3. Redeemable preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

     4. Redeemable convertible preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

     5. BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group's common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.


FUTURE CAPITAL INCREASE
Shinhan Financial Group, currently holding 81.15% ownership of Chohung Bank decided to acquire the minority common shares (18.85% of total Chohung common shares or 135,548,285) of Chohung Bank by the end of June 2004 through the small-scale share swap pursuant to the resolution of the BOD meeting held on April 12, 2004. With this transaction, the Common Stock of Shinhan Financial Group is expected to increase by a maximum of 18,411,984 shares or KRW 92,059,920,000 (par value KRW 5,000 per share).


NUMBER OF SHARES BY TYPE
The table below sets forth the number of the issued and outstanding shares of the Group as of March 31, 2004.

---------------------------------------------------------------------------------------
                                                                       Total amount of
         Types of Shares                     Number of Shares             par value
---------------------------------------      ----------------         -----------------
Common Shares                                   294,401,300           1,472,006,500,000
Redeemable Preferred Shares                      52,583,961             262,919,805,000
Redeemable Convertible Preferred Shares          44,720,603             223,603,015,000
---------------------------------------      ----------------         -----------------
     Total                                      391,705,864           1,958,529,320,000
---------------------------------------------------------------------------------------


STOCK OPTIONS

------------------------------------------------------------------------------------------------------------------------
                                            Number of   Number of      Number of   Exercise
                    Name of the              Granted    Exercised     Exercisable   Price
  Grant date         Guarantee                Option     option         option       (KRW)        Positions held at
------------------------------------------------------------------------------------------------------------------------
   22-May-02     Ra, Eung-Chan               100,000         -          100,000     18,910    Shinhan Financial Group
   22-May-02     Lee, In-Ho                   80,000         -           80,000     18,910    Shinhan Financial Group
   22-May-02     Choi, Young Hwi              50,000         -           50,000     18,910    Shinhan Financial Group
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                            Number of   Number of      Number of   Exercise
                    Name of the              Granted    Exercised     Exercisable   Price
  Grant date         Guarantee                Option     option         option       (KRW)        Positions held at
------------------------------------------------------------------------------------------------------------------------
   22-May-02     Choi, Bhang-Gil              20,000         -           20,000     18,910    Shinhan Financial Group
   22-May-02     Han, Min Ky                   1,000         -            1,000     18,910    Shinhan Financial Group
   22-May-02     Song, Youn Soo                2,500         -            2,500     18,910    Shinhan Financial Group
   22-May-02     Shin, Sang Hoon              30,000         -           30,000     18,910    Shinhan Bank
   22-May-02     Moon, Hong Soon              20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Oh, Young-Kook               20,000         -           20,000     18,910    Shinhan Bank (retired)
   22-May-02     Lee, Jae Woo                 20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Nam, Kee Do                  20,000         -           20,000     18,910    Shinhan Bank (retired)
   22-May-02     Huh, Joong Ok                20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Kim, Sahng-Dae               20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Jang, Myoung-Kee             20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Youn, Gwang Lim              20,000         -           20,000     18,910    Shinhan Bank
   22-May-02     Shin, Christoper             15,000         -           15,000     18,910    Shinhan Bank
   22-May-02     Lee, Dae Woon                15,000         -           15,000     18,910    Shinhan Bank
   22-May-02     Lee, Dong Girl               30,000         -           30,000     18,910    Shinhan Capital
   22-May-02     Son, Woong Man               10,000         -           10,000     18,910    Shinhan Capital
   22-May-02     Hwang, Jung Hun              10,000         -           10,000     18,910    Shinhan Capital (retired)
   22-May-02     Jung, Yun Kang               10,000         -           10,000     18,910    Shinhan Capital
   22-May-02     Shin, Beom Seong              2,500         -            2,500     18,910    Shinhan Credit Information
   22-May-02     Song, Byung Kuk and          12,000         -           12,000     18,910                 -
                  other 5 officers
   22-May-02     Kim, Duk Jung and           456,200         -          456,200     18,910                 -
                  other 323 officers
   15-May-03     Ra, Eung-Chan               100,000         -          100,000     11,800    Shinhan Financial Group
   15-May-03     Choi, Young Hwi              90,000         -           90,000     11,800    Shinhan Financial Group
   15-May-03     Choi, Bhang-Gil              20,000         -           20,000     11,800    Shinhan Financial Group
   15-May-03     Han, Min Ky                  20,000         -           20,000     11,800    Shinhan Financial Group
   15-May-03     Song, Youn Soo               20,000         -           20,000     11,800    Shinhan Financial Group
   15-May-03     Shin, Sang Hoon              80,000         -           80,000     11,800    Shinhan Bank
   15-May-03     Moon, Hong Soon              20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Lee, Jae Woo                 20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Huh, Joong Ok                20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Kim, Sahng-Dae               20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Youn, Gwang Lim              20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Cho, Woo Seop                20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Kim, Hee Soo                 20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Han, Do Heui                 20,000         -           20,000     11,800    Shinhan Bank
   15-May-03     Shin, Christoper             15,000         -           15,000     11,800    Shinhan Bank
   15-May-03     Lee, Dae Woon                15,000         -           15,000     11,800    Shinhan Bank
   15-May-03     Hong Sung Kyun               30,000         -           30,000     11,800    Shinhan Card
   15-May-03     Lee Tae Kyu                  10,000         -           10,000     11,800    Shinhan Card
   15-May-03     Kim Seong Won                10,000         -           10,000     11,800    Shinhan Card
   15-May-03     Shim, Woo Yeob               10,000         -           10,000     11,800    Shinhan Card
   15-May-03     Lee, Dong Girl               30,000         -           30,000     11,800    Shinhan Capital
   15-May-03     Jung, Yun Kang               10,000         -           10,000     11,800    Shinhan Capital
   15-May-03     Jang, Myoung-Kee             10,000         -           10,000     11,800    Shinhan Capital
   15-May-03     Shim, Beom Seong             10,000         -           10,000     11,800    Shinhan Credit Information
   15-May-03     Song, Byung Kuk and          14,600         -           14,600     11,800                 -
                  other 7 officers
   15-May-03     Seo, Jin Won and            501,700         -          501,700     11,800                 -
                  other 340 officers

------------------------------------------------------------------------------------------------------------------------
                                            Number of   Number of      Number of   Exercise
                    Name of the              Granted    Exercised     Exercisable   Price
  Grant date         Guarantee                Option     option         option       (KRW)        Positions held at
------------------------------------------------------------------------------------------------------------------------
   25-Mar-04     Ra, Eung Chan               100,000                    100,000     21,595    Shinhan Financial Group
   25-Mar-04     Choi, Young Hwi              90,000                     90,000     21,595    Shinhan Financial Group
   25-Mar-04     Choi, Bhang Gil              30,000                     30,000     21,595    Shinhan Financial Group
   25-Mar-04     Hong, Chil Sun               20,000                     20,000     21,595    Shinhan Financial Group
   25-Mar-04     Kim, Hee Soo                 20,000                     20,000     21,595    Shinhan Financial Group
   25-Mar-04     Cho, Byung Jae               20,000                     20,000     21,595    Shinhan Financial Group
   25-Mar-04     Lee, Baek Soon               20,000                     20,000     21,595    Shinhan Financial Group
   25-Mar-04     Shin, Sang Hoon              80,000                     80,000     21,595    Shinhan Bank
   25-Mar-04     Cho, Jae Ho                  20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Lee, Jae Woo                 20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Youn, Gwang Lim              20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Cho, Woo Sup                 20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Han, Min Ky                  20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Song, Youn Soo               20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Han, Do Heui                 20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Suh, Jin Won                 20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Yang, Shin Keun              20,000                     20,000     21,595    Shinhan Bank
   25-Mar-04     Oh, Sang Young               15,000                     15,000     21,595    Shinhan Bank
   25-Mar-04     Hong, Sung Kyun              30,000                     30,000     21,595    Shinhan Card
   25-Mar-04     Lee, Tae Gyu                 10,000                     10,000     21,595    Shinhan Card
   25-Mar-04     Kim, Seong Won               10,000                     10,000     21,595    Shinhan Card
   25-Mar-04     Shim, Woo Yeob               10,000                     10,000     21,595    Shinhan Card
   25-Mar-04     Kim, Moon Han                10,000                     10,000     21,595    Shinhan Card
   25-Mar-04     Lee, Dong Girl               30,000                     30,000     21,595    Shinhan Capital
   25-Mar-04     Kim, Sahng Dae               10,000                     10,000     21,595    Shinhan Capital
   25-Mar-04     Oh, Seung Keun               10,000                     10,000     21,595    Shinhan Capital
   25-Mar-04     Shim, Beom Seong             10,000                     10,000     21,595    Shinhan Credit Information
   25-Mar-04     Song, Byung Kuk and          13,900                     13,900     21,595                 -
                  other 7 officers
   25-Mar-04     Kam, Hong Gon and           582,700                    582,700     21,595                 -
                  other 400 officers
     TOTAL          417 persons            3,462,100         -        3,462,100        -                   -
------------------------------------------------------------------------------------------------------------------------

* The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date.


2. BUSINESS

SOURCE AND USE OF FUNDS

SOURCE OF FUNDS

                                                                                   (in millions of Korean Won)
--------------------------------------------------------------------------------------------------------------
                                        2004                        2003                       2002
                                   (Jan.1~Mar.31)              (Jan.1~Dec.31)             (Jan.1~Dec.31)
                                -----------------------    ------------------------   ------------------------
                                 Average        Ratio        Average        Ratio       Average       Ratio
                                Balance 1)       (%)       Balance 1)        (%)      Balance 1)       (%)
--------------------------------------------------------------------------------------------------------------
Stockholders' Equity            6,238,169        72.59     4,768,492        73.82     3,877,215       89.45
--------------------------------------------------------------------------------------------------------------
  Capital Stock                 1,958,529        22.79     1,660,319        25.70     1,461,770       33.72
--------------------------------------------------------------------------------------------------------------
  Capital Surplus               3,316,380        38.59     2,512,502        38.89     1,976,637       45.60
--------------------------------------------------------------------------------------------------------------
  Retained Earnings               819,108         9.53       692,409        10.72       379,170        8.75
--------------------------------------------------------------------------------------------------------------
  Capital Adjustment              144,152         1.68       (96,738)       (1.50)       59,638        1.38
--------------------------------------------------------------------------------------------------------------
Borrowings                      2,355,296        27.41     1,645,804        25.48       394,965        9.11
--------------------------------------------------------------------------------------------------------------
  Debentures                    2,005,118        23.33     1,434,951        22.21       359,240        8.29
--------------------------------------------------------------------------------------------------------------
  Other liabilities               350,178         4.07       256,424         3.97        98,119        2.26
--------------------------------------------------------------------------------------------------------------
           Total                8,593,465       100.00     6,459,867       100.00     4,334,574      100.00
--------------------------------------------------------------------------------------------------------------

1. The Average Balance was calculated by averaging the ending balance of each quarter.


USE OF FUNDS

                                                                                   (in millions of Korean Won)
--------------------------------------------------------------------------------------------------------------
                                          2004                       2003                      2002
                                      (Jan.1~Mar.31)            (Jan.1~Dec.31)            (Jan.1~Dec.31)
                                    ---------------------     ---------------------   ------------------------
                                     Average        Ratio       Average       Ratio       Average       Ratio
                                    Balance 1)       (%)      Balance 1)       (%)      Balance 1)       (%)
--------------------------------------------------------------------------------------------------------------
Investments on equity stock          6,427,896      74.80      5,882,011      77.81      3,874,018      89.38
--------------------------------------------------------------------------------------------------------------
  Shinhan Bank                       3,467,213      40.35      3,139,126      41.53      3,134,106      72.30
--------------------------------------------------------------------------------------------------------------
  Chohung Bank 2)                    2,054,938      23.91      1,831,964      24.24              -          -
--------------------------------------------------------------------------------------------------------------
  Goodmorning Shinhan
   Securities 3)                       550,122       6.40        537,265       7.11        447,117      10.32
--------------------------------------------------------------------------------------------------------------
  Shinhan Card                         160,791       1.87        191,094       2.53        149,800       3.46
--------------------------------------------------------------------------------------------------------------
  Shinhan Capital                      105,825       1.23         95,384       1.26         71,171       1.64
--------------------------------------------------------------------------------------------------------------
  Shinhan BNP Paribas                   22,768       0.26         22,109       0.29         39,010       0.90
--------------------------------------------------------------------------------------------------------------
  E-Shinhan                              2,738       0.03          3,331       0.04          4,281       0.10
--------------------------------------------------------------------------------------------------------------
  Shinhan Macquarie                      2,015       0.02            578       0.01            583       0.01
--------------------------------------------------------------------------------------------------------------
  Jeju Bank                             46,704       0.54         44,783       0.59         23,855       0.55
--------------------------------------------------------------------------------------------------------------
  Shinhan Credit Information             1,786       0.02          2,392       0.03          1,169       0.03
--------------------------------------------------------------------------------------------------------------
  SH&C Life Insurance                   12,996       0.15         13,985       0.19          2,926       0.07
--------------------------------------------------------------------------------------------------------------
Investment on Bonds                          0       0.00            905       0.01          1,279       0.03
--------------------------------------------------------------------------------------------------------------
Loans                                2,007,828      23.36      1,618,091      21.41        390,275       9.00
--------------------------------------------------------------------------------------------------------------
Fixed Assets                             1,588       0.02          1,434       0.02          1,272       0.03
--------------------------------------------------------------------------------------------------------------
Intangible Assets                          401       0.00            471       0.01            163       0.00
--------------------------------------------------------------------------------------------------------------
Cash Deposit in bank                   111,217       1.29         25,326       0.34         57,241       1.32
--------------------------------------------------------------------------------------------------------------
Other Assets                            44,535       0.52         30,808       0.41         10,325       0.24
--------------------------------------------------------------------------------------------------------------
            Total                    8,593,465     100.00      7,559,046     100.00      4,334,574     100.00
--------------------------------------------------------------------------------------------------------------

1. The Average Balance was calculated by averaging the ending balance of each quarter.
2. The Average Balance of Goodmorning Shinhan Securities for 2002 is the sum of the pre-merger balances of Shinhan Securities and Goodmorning Securities.

OTHER FINANCIAL INFORMATION

REQUISITE CAPITAL RATIO

                                                                    (in millions of Korean Won)
-----------------------------------------------------------------------------------------------
                                                   1st quarter
                                                     of 2004         2003 2)           2002
-----------------------------------------------------------------------------------------------
       Aggregate Amount of Equity Capital (A)        9,960,206      8,847,673        4,842,795
       Requisite Capital (B)                         7,763,470      7,472,030        3,698,754
       Requisite Capital Ratio (A/B) 1)                 128.30%        118.41%          130.93%
-----------------------------------------------------------------------------------------------

1. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.
2. The numbers for the 1st quarter of 2004 are provisional and are subject to change.


WON LIQUIDITY RATIO

                                                                          (in millions of Korean Won)
-----------------------------------------------------------------------------------------------------
                                                           1st quarter
                                                             of 2004            2003           2002
-----------------------------------------------------------------------------------------------------
       Won Assets due within 3 months (A)                    332,483           16,687         14,945
       Won Liabilities due within 3 months (B)               319,951           15,504          6,480
       Won Liquidity Ratio (A/B) 1)                           103.92%          107.46%        230.63%
-----------------------------------------------------------------------------------------------------

1. Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.


LIABILITIES TO EQUITY RATIO

                                                                           (in millions of Korean Won)
------------------------------------------------------------------------------------------------------
                                                     1st quarter
                                                       of 2004              2003               2002
------------------------------------------------------------------------------------------------------
       Liabilities (A)                                 2,533,606         2,176,875            774,759
       Adjusted Equity (B) 1)                          6,358,895         6,117,555          4,010,220
       Liabilities to Equity Ratio (A/B)                   39.84%            35.58%             19.32%
------------------------------------------------------------------------------------------------------

1. Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.


CAPITAL ADEQUACY RATIO AND OTHER RATIOS OF CERTAIN SUBSIDIARIES

1)   Total Capital Adequacy Ratio (%)

-----------------------------------------------------------------------------------------------
                                  1st quarter of 2004                  2003                2002

         Shinhan Bank                     11.17                       10.49               10.91
         Chohung Bank                      9.10                        8.87                8.66
         Jeju Bank                        10.56                       10.96               11.71
-----------------------------------------------------------------------------------------------

* The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.


2)   Net Capital Ratio

------------------------------------------------------------------------------------------------
                                                     Mar.31 2004     Mar.31 2003     Mar.31 2002
         Goodmorning Shinhan Securities                480.7%           412.6%         589.5%
------------------------------------------------------------------------------------------------

* Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Goodmorning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.


3)   Adjusted Equity Capital Ratio

--------------------------------------------------------------------------------------------
                                          1st quarter of 2004         2003             2002
         Shinhan Card                           14.40%               13.78%           10.86%
--------------------------------------------------------------------------------------------

* The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder's equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.


4)   Non Performing Loans


                                                                            (in 100 millions of Korean Won)
-----------------------------------------------------------------------------------------------------------
                                  March 31.2004               Dec.31.2003               Dec.31.2002
                             ------------------------------------------------------------------------------
                                             NPL to                     NPL to                    NPL to
                             Balance of   total Loans   Balance of   total Loans   Balance of   total Loans
                                 NPL          (%)          NPL           (%)           NPL         (%)
                             ------------------------------------------------------------------------------
        Shinhan Bank 1)         4,649         0.93        3,985          0.82        2,983         0.69
        Chohung Bank 1)        18,705          4.2       18,796           4.1       19,811          4.0
        Jeju Bank 1)              359         2.77          298          2.27          238         1.86
        G.MS Securities 2)        382        13.48          410            19        1,244           45
        Shinhan Card 3)           652         5.92          747          6.34          714         2.82
-----------------------------------------------------------------------------------------------------------

1. Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2. Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Goodmorning Shinhan Securities includes loans classified as "substandard", "doubtful", and "estimated loss."
3. Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Shinhan Card includes loans classified as "substandard", "doubtful", and "estimated loss."


5)   Loan Loss Allowances & Write-offs for the period

                                                                    (in 100 millions of Korean Won)
---------------------------------------------------------------------------------------------------
                                                     Jan.1, 2004~     Jan.1, 2003~     Jan.1, 2002~
                                                     Mar.31, 2004     Dec.31, 2003     Dec.31, 2002
---------------------------------------------------------------------------------------------------
     Shinhan Bank      Loan Loss       Domestic             8,479            8,664            4,925
                       Allowance       ------------------------------------------------------------
                                       Overseas               729              745              733
                                       ------------------------------------------------------------
                                         Total              9,208            9,409            5,658
                       ----------------------------------------------------------------------------
                       Write-offs                             167              715            1,375
------------------------------------------------------------------------------------------------
     Chohung Bank      Loan Loss       Domestic            16,246           16,820           16,988
                       Allowance       ------------------------------------------------------------
                                       Overseas               623              693              563
                                       ------------------------------------------------------------
                                         Total             16,869           17,513           17,551
                       ----------------------------------------------------------------------------
                       Write-offs                           2,981           17,812           11,007
---------------------------------------------------------------------------------------------------
     Jeju Bank         Loan Loss       Domestic               458              345              273
                       Allowance       ------------------------------------------------------------
                                       Overseas                 -                -                -
                                       ------------------------------------------------------------
                                         Total                458              345              273
                       ----------------------------------------------------------------------------
                       Write-offs                              35              179              240
---------------------------------------------------------------------------------------------------
     GM Shinhan        Loan Loss       Domestic               309              370              929
     Securities 1)     Allowance       ------------------------------------------------------------
                                       Overseas                 -                -                -
                                       ------------------------------------------------------------
                                         Total                309              370              929
                       ----------------------------------------------------------------------------
                       Write-offs                               -               75              244
---------------------------------------------------------------------------------------------------
     Shinhan Card 2)   Loan Loss       Domestic               827              946              961
                       Allowance       ------------------------------------------------------------
                                       Overseas                 -                -                -
                                       ------------------------------------------------------------
                                         Total                827              946              961
                       ----------------------------------------------------------------------------
                       Write-offs                             646            2,770              544
---------------------------------------------------------------------------------------------------

1. The fiscal year of Goodmorning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Goodmorning Shinhan Securities are adjusted as follows: (i) from April 1, 2003 to March 31, 2004, (ii) from April 1, 2002 to March 31 2003, and (iii) from April 1, 2001 to March 31, 2002.
2.   Shinhan Card was incorporated on July 1, 2002.


3. INDEPENDENT ACCOUNTANT

COMPENSATION TO THE INDEPENDENT AUDITOR FOR AUDIT AND REVIEW SERVICES

     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

---------------------------------------------------------------------------------------------------
      Year                         Auditor                       Payment (KRW)        Working hours
---------------------------------------------------------------------------------------------------
    2004 1)             KPMG Samjong Accounting Corp.             300,000,000               -
      2003              KPMG Samjong Accounting Corp.             210,000,000          1,560 hours
      2002              KPMG Samjong Accounting Corp.             150,000,000          1,484 hours
      2001              KPMG Samjong Accounting Corp.              70,000,000             9 days
---------------------------------------------------------------------------------------------------

1) The payment for 2004 is the total engagement amount, and therefore, it has not been fully paid yet.


COMPENSATION FOR SERVICES OTHER THAN AUDIT AND REVIEW

     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

-----------------------------------------------------------------------------------------------------------
     Year        Month                      Service description                               Payment (KRW)
-----------------------------------------------------------------------------------------------------------
   2004 1)        Jan.    Consulting services for disclosure control and                      1,375,000,000
                          procedure & Internal control system
     2003        Sept.    Due diligence on the Chohung Bank                                     904,000,000
                 July     Valuation of common shares of Chohung Bank                            100,000,000
     2001        Sept.    Advisory service for accounting and taxation                           40,000,000
-----------------------------------------------------------------------------------------------------------

1) The payment for 2004 is the total engagement amount, and therefore, it has not been fully paid yet.


4. PERFORMANCE OF AFFILIATED COMPANIES

CONDENSED FINANCIAL STATEMENTS OF SUBSIDIARIES


1)   Balance sheets

     Condensed balance sheets of subsidiaries as of March 31, 2004 are as follows:

                                                                   (In millions of Korean Won)
                                                   ----------------------------------------------------------
                                                                                          Total stockholders'
                  Subsidiaries                     Total assets       Total liabilities           equity
                  ------------                     ------------       -----------------   -------------------
       Shinhan Bank                                W 74,206,294           70,787,755            3,418,539
       Chohung Bank                                  62,240,144           59,915,568            2,324,576
       Goodmorning Shinhan Securities                 2,251,449            1,595,278              656,171
       Shinhan Card                                   1,645,129            1,492,683              152,446
       Shinhan Capital                                1,222,488            1,119,741              102,747
       Shinhan BNP Paribas ITMC                          49,013                2,914               46,099
       Jeju Bank                                      1,702,026            1,602,587               99,439
       SH&C Life Insurance                              140,105              114,161               25,944
       e-Shinhan                                          3,989                  256                3,733
       Shinhan Macquarie                                 17,703               13,414                4,289
       Shinhan Credit Information                        12,657                9,511                3,146
                                                   ------------          -----------            ---------
                                                   W143,490,997          136,653,868            6,837,129
                                                   ============          ===========            =========


2)   Statements of Earnings

     Condensed statements of earnings of subsidiaries for the years ended March 31, 2004 are as follows:

                                                               (In millions of Korean Won)
                                         ----------------------------------------------------------------------------
                                         Operating        Operating        Operating      Ordinary       Net earnings
              Subsidiaries                 revenue          expense       income (loss)  income (loss)       (loss)
              ------------               ----------       ---------      -------------  -------------    ------------
       Shinhan Bank                      W1,440,872       1,196,837         244,035        365,565         253,408
       Chohung Bank                       1,479,113       1,438,160          40,953         36,740          36,120
       Goodmorning Shinhan
        Securities (*)                      193,385         178,928          14,457         22,116          24,098
       Shinhan Card                         108,895         114,080          (5,185)        (5,190)         (5,190)
       Shinhan Capital                       56,245          43,435          12,810         12,141           8,309
       Shinhan BNP
        Paribas ITMC (*)                      3,230           1,715           1,515          1,520           1,066
       Jeju Bank                             32,539          36,528          (3,989)        (4,319)         (4,319)
       SH&C life Insurance (*)                7,880           8,532            (652)          (652)           (652)
       e-Shinhan                                638             624              14             34              34
       Shinhan Macquarie (*)                  7,687           6,187           1,500          1,517             661
       Shinhan Credit Information             9,248          10,149            (901)          (715)           (715)
                                         ----------       ---------         -------        -------         -------
                                         W3,339,732       3,035,175         304,557        428,757         312,820
                                         ==========       =========         =======        =======         =======


5. MARKET PRICE INFORMATION OF OUR EQUITY SECURITIES

COMMON SHARE TRADED IN KOREA STOCK EXCHANGE

                                                                       (in Korean Won or number of shares)
----------------------------------------------------------------------------------------------------------
                         Nov. 2003      Dec. 2003      Jan. 2004     Feb. 2004    Mar. 2004     Apr. 2004
----------------------------------------------------------------------------------------------------------
  Price per     High         19,700         19,050         20,100        23,050       22,700        23,250
  share         Low          16,200         17,300         18,000        18,950       20,050        20,450
  Trading       Volume   26,806,597     21,912,227     19,275,208    27,301,403   67,106,149    21,938,659
----------------------------------------------------------------------------------------------------------


AMERICAN DEPOSITARY SHARES

     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

American Depositary Shares trade on the New York Stock Exchange

                                                                       (in US Dollars or number of shares)
----------------------------------------------------------------------------------------------------------
                            Nov. 2003      Dec. 2003      Jan. 2004     Feb. 2004    Mar. 2004   Apr. 2004
----------------------------------------------------------------------------------------------------------
  Price per     High          32.75          32.05          35.10         39.63        38.50         40.80
  share         Low           28.15          29.35          30.80         32.80        34.05         35.15
  Trading       Volume       30,300         90,000         67,500       178,900      160,700        90,700
----------------------------------------------------------------------------------------------------------


6. DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

1)   Executive Directors

     Our executive directors are as follows

----------------------------------------------------------------------
Name                      Age   Position
----------------------------------------------------------------------
Eung Chan Ra              65    Chairman of BOD
                                Chairman of the BOD Steering Committee
Young Hwi Choi            57    President & CEO
----------------------------------------------------------------------


2)   Non-Executive Directors

     Currently, 13 non executive directors are in office, all of whom were nominated by our BOD and appointed or reappointed pursuant to the approval of general shareholders' meeting on March 25, 2004.

     Our non-executive directors are as follows.

--------------------------------------------------------------------------------
                Name              Age                   Position
--------------------------------------------------------------------------------
       In Ho Lee                  60      Non-Executive Directors
       Young Seok Choi            74      Non-Executive Directors,
                                          Audit Committee member,
                                          Compensation Committee member
       Yong Woong Yang            55      Non-Executive Directors
       Pyung Joo Kim              65      Outside Director
                                          BOD Steering Committee member
                                          Chairman of Risk Management Committee
       Il Sup Kim                 57      Outside Director
                                          Chairman of Audit Committee
                                          Compensation Committee member
       Sang Yoon Lee              61      Outside Director
                                          Audit Committee member
                                          Compensation Committee member
       Yoon Soo Yoon              58      Outside Director
                                          BOD Steering Committee member
                                          Risk Management Committee member
                                          Chairman of Compensation Committee
       Sang Chul Lee              56      Outside Director
                                          Compensation Committee member
       Byung Hun Park             75      Outside Director
                                          BOD Steering Committee member
       Moon Pil Oh                73      Outside Director
                                          Audit Committee member
       Young Soo Lee              69      Outside Director
       Dong Hyun Kwon             67      Outside Director
                                          Audit Committee member
       Philippe Reynieix          54      Outside Director
                                          Risk Management Committee member
--------------------------------------------------------------------------------

     For the personal profiles of the directors, please refer to our Form 6-K filed on March 8, 2004, in which we included the resume of director candidates.

3)   Executive Officers

     In addition to the executive directors who are also our executive officers, we currently have the following executive officers

---------------------------------------------------------------------------------------------------------
          Name              Age                                    Position
---------------------------------------------------------------------------------------------------------
     Bhang Gil Choi         52     Senior Executive Vice President of Integration Coordination Team I and
                                    II (taking charge of Chohung Bank related issues)
     Chil Sun Hong          57     Senior Executive Vice President of Subsidiary Management Team II,
                                    Public Relations Team, and Audit & Compliance Team
     Hee Soo Kim            53     Senior Executive Vice President of Subsidiary Management Team I and
                                    Integration Coordination Team I
     Byung Jae Cho          53     Chief Financial Officer and Senior Executive Vice President of Planning
                                    & Financial Management Team and Investor Relations Team
     Lee, Baek Soon         51     Senior Executive Vice President of General Service Team, Information &
                                    Technology Planning Team and Integration Coordination Team II
---------------------------------------------------------------------------------------------------------

EMPLOYEES

                                                                                      (As of March 31, 2004)
------------------------------------------------------------------------------------------------------------
                                                      Total Salaries and wages paid     Average Payment per
               Number of         Average Tenure           for 1st quarter 2004          person (in mil. of
               Employees                                 (in mil. of Korean Won)            Korean Won)
------------------------------------------------------------------------------------------------------------
   Male               60       1 year & 4 months                            1,028.5                    17.1
  Female              13       1 year & 5 months                               94.5                     6.8
   Total              73       1 year & 5 months                            1,123.1                       -
------------------------------------------------------------------------------------------------------------


EXHIBIT 1.
The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2003

                                                                                       Page
                                                                                       ----
- Independent Accountant's Review Report                                               F-2
- Shinhan Financial Group Non-Consolidated Balance Sheets                              F-5
- Shinhan Financial Group Non-Consolidated Statements of Earnings                      F-6
- Shinhan Financial Group Non-Consolidated Statements of Cash Flows                    F-7
- Notes to Non-Consolidated Financial Statements                                       F-9

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By /s/Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date: May 19, 2004